February 24, 2005


Mail Stop 0409

James Karlak
President and Chief Executive Officer
Systems Management Solutions, Inc.
7550 IH-10 West, 14th Floor
San Antonio, TX  78229

Re:	Systems Management Solutions, Inc.
	Form 10-KSB for the year ended June 30, 2004
	Form 10-QSB for the quarter ended September 30, 2004
      File No. 000-30803

Dear Mr. Karlak:

      We have reviewed your above referenced filings and have the following comments. We have limited our review to Selected Financial
Data, Management`s Discussion and Analysis and the Financial Statements and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-KSB for the year ended June 30, 2004

Item 6. Management`s Plan of Operations

1. Include a discussion of how long you anticipate that you can satisfy your current cash requirements on a short-term and long-term basis, as applicable in future filings. Refer to Item 303(a) of Regulation S-B.

2. In future filings disclose the causes of all material changes from period to period in your financial statements, including any significant elements of income or loss that do not arise from continuing operations.

3. Modify your MD&A or Plan of Operation in future filings to include the information required by FR-60 related to the identification and discussion of your critical accounting policies.

Consolidated Statements of Operations, page F-3

4. Please amend to present financial data for two full fiscal years as well as the transition period ended June 30, 2003 in your consolidated statements of operations, stockholders` deficit and cash flow. You must also present prior year comparable data for the transition period ended June 30, 2003 on the face of the financial statements or through footnote disclosure. Refer to Item 310(a) of
Regulation S-B.

Consolidated Statement of Stockholders` Deficit, page F-4

5. In the Notes to Financial Statements, elaborate upon the substance of the $777,473 cash contributed by your majority shareholder. Is the Company obligated to repay any portion of this advance? Was additional equity issued in exchange for this contribution?
Disclose
pertinent details and related accounting implications of the financing in future filings.

Consolidated Statements of Cash Flow, page F-6

6. Supplementally advise us of your basis in GAAP for recognizing your investment and subsequent impairment of ASPECT in your consolidated statement of cash flow. You state that ASPECT is a wholly-owned subsidiary, and therefore it appears that these transactions should be eliminated upon consolidation.
Furthermore,
the purchase and impairment are recorded in the period ended June
30,
2003, but you disclose that you did not purchase ASPECT until July
1,
2003. Please clarify to us and explain in the notes to the financial statements.

7. Please supplementally advise us of your basis in GAAP for classifying lease payments as a cash outflow from financing activities.

8. In future filings, disclose the amount of cash paid for interest in accordance with paragraph 27 of SFAS 95.
9. Please revise to provide separate disclosure of cash flows from discontinued operations for each category and consistently for each period. Also, please ensure that amounts are not netted within each category.

Note 9 - Purchase of ASPECT, page F-11

10. It appears that you are required to file audited financial statements in conjunction with your acquisition of ASPECT pursuant to
Item 310(c) of Regulation S-B. Please advise us why these financial have not yet been filed, as well as your intention to file them in the future.

11. It is unclear why you have presented a pro forma consolidated condensed income statement in connection with the ASPECT acquisition.
It appears that ASPECT was acquired on July 1, 2003, and therefore the operations of ASPECT should be included in your historical statements of operations for the full fiscal year ended June 30, 2004. Item 310(d) of Regulation S-B only requires the presentation of a pro forma income statement reflecting the combined operations of the entities for the latest fiscal year, in which this case would be the twelve months ended June 30, 2004. Please remove this pro forma statement in your amended Form 10-KSB.

12. We note that the goodwill recorded as part of the ASPECT acquisition represents a significant portion of the purchase price allocation. Pursuant to paragraph 51(b) of SFAS 141, please explain your business purpose for acquiring ASPECT in excess of its fair market value. In addition, please advise us why you have not allocated any purchase price to other intangible assets such as those identified in paragraph A14 of SFAS 141. Finally, advise us of any intangible assets included in goodwill that do not meet the criteria for recognition apart from goodwill.

13. We also note that you had an impairment of goodwill shortly after consummation of the acquisition. Clarify what caused the impairment so soon after the transaction was consummated. Please also address this comment as it relates to the YCO acquisition.

Note 10 - Equity, page F-12

14. You state that SMS authorized 50,000 shares of Series A Cumulative Convertible Preferred Stock on May 17, 2004, then increased the number of shares authorized to 60,000 on April 23, 2004, a date which precedes the initial authorization. You also state that the conversion ratio of the shares is based on $0.20, the fair market value of the underlying common stock. Is the conversion rate based upon $0.20 or the fair market value of your common stock on the date of conversion? Please clarify these items as part of the discussion of your Series A Stock in future filings.

Note 13 - Discontinued Operations, page F-14

15. Supplementally advise us of and disclose in future filings the nature of the $2.7 million recorded as income from disposal of discontinued operations for the year ended June 30, 2004.
Disclose
which entity generated this income, the nature of the income and its relationship to the $0.6 million loss from discontinued operations recognized for the same period. It appears that the income relates to YCO Holdings, but it is unclear how you could have recognized income or a gain on disposal from this subsidiary since it has negligible assets, has ceased operations and is currently subject to
Chapter 7 bankruptcy proceedings. Explain how you considered paragraph 17 of SFAS 5. Finally, please revise to separately present income from discontinued operations per share on the face of the income statement or in the notes as required by paragraph 37 of SFAS
128.


      As appropriate, please amend your Form 10-KSB for the year ended June 30, 2004 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kristi Beshears, Staff Accountant, at (202)
824-5346 or me at (202) 824-5222 with any other questions.



						Sincerely,



Steven Jacobs
Senior Staff Accountant

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Systems Management Solutions, Inc.
February 24, 2005
Page 1